

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

May 31, 2024

Tobias Hestler
Chief Financial Officer
Haleon plc
Building 5, First Floor
The Heights
Weybridge
KT13 0NY
United Kingdom

> **Re: Haleon plc**
> **Form 20-F filed March 15, 2024**
> **File No. 001-41411**

Dear Tobias Hestler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services